UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883 and 333-228576) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 7, 2019, the Company introduced Vision 3x3, the Company’s strategic roadmap through 2025 to achieve sustainable growth. As part of that vision, the Company also announced oncology as its second independent therapeutic area of focus. The goal of the Company’s Vision 3x3 strategic roadmap through 2025 is to achieve sustainable growth through multiple approaches:

•

Obtain regulatory approval for three endocrinology rare disease products: TransCon hGH for pediatric growth hormone deficiency (“GHD”), TransCon PTH for adult hypoparathyroidism (“HP”), and TransCon CNP for achondroplasia (“ACH”).

•	Create further growth of the Company’s endocrinology rare disease pipeline through:

•	Label expansion programs with the goal of obtaining nine indications in total; and

•	Global clinical reach either directly or through partnerships.

•

Build an integrated commercial business for the endocrinology rare disease franchise in North America and select European countries, and establish a global commercial presence with partners in other geographic areas.

•	Create three independent therapeutic areas, each with a diversified pipeline built on TransCon technologies and the Company’s unique algorithm for product innovation.

While the Company has not finalized its full financial results for the fiscal year ended December 31, 2018, the Company expects to report that it had approximately €278 million in cash and cash equivalents (based on exchange rates as of December 31, 2018). This amount is preliminary, has not been audited and is subject to change upon completion of the Company’s audited consolidated financial statements for the year ended December 31, 2018. Additional information and disclosures would be required for a more complete understanding of the Company’s financial position and results of operations as of December 31, 2018.

Forward Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) our intention to obtain regulatory approval for our three endocrinology rare disease candidates, TransCon hGH, TransCon PTH and TransCon CNP, (ii) our intention to grow our endocrinology rare disease pipeline by pursuing label expansion programs and global clinical reach either directly or through partnerships, (iii) our intention to build an integrated commercial business for the endocrinology rare disease franchise in North America and select European countries, and (iv) our intention to pursue oncology as our second of three independent therapeutic areas of focus. We may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including the following: our ability to apply our TransCon technology to the therapeutic area of oncology; unforeseen safety or efficacy results in our TransCon hGH, TransCon PTH and TransCon CNP or other development programs; unforeseen expenses related to the development of TransCon hGH, TransCon PTH and TransCon CNP or other development programs, general and administrative expenses, other research and development expenses and our business generally; delays in the development of TransCon hGH, TransCon PTH and TransCon CNP or other development programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for planned clinical studies; and our ability to obtain additional funding, if needed, to support our business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to our business in general, see our current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F for the year ended December 31, 2017, which we filed with the SEC on March 28, 2018. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments we may enter into or make. We do not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: January 7, 2019	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, General Counsel